Exhibit 11.2

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

SECOND AMENDED AND RESTATED STATEMENT OF POLICIES GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND THE PREVENTION OF INSIDER TRADING

(AS ADOPTED BY THE BOARD OF DIRECTORS AND EFFECTIVE ON DECEMBER 18, 2023)

This Second Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (this “Statement”) of New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) consists of three sections: Section I provides an overview; Section II sets forth New Oriental’s policies prohibiting insider trading; and Section III explains insider trading.

I.

SUMMARY

New Oriental’s American Depositary Shares (the “ADSs”) representing its common shares are currently trading on the New York Stock Exchange (the “NYSE”) and its common shares (the “Common Shares”) are currently traded on The Stock Exchange of Hong Kong. This Statement and the procedures described herein are the results of our responsibilities as a listed company. Preventing insider trading is necessary to preserve the reputation and integrity of New Oriental as well as that of all persons affiliated with it. “Insider trading” occurs when any person purchases or sells a security while in possession of inside information relating to the security, or leaks such inside information. As explained in Section III below, “inside information” is information which is considered to be both “material” and “non-public.”

New Oriental considers strict compliance with the policies (the “Policy”) set forth in this Statement to be a matter of utmost importance. Violation of this Policy could cause material damage to reputation to you and New Oriental and possible legal liability to you and New Oriental. Knowing or willful violations of the letter or spirit of this Policy will be grounds for immediate dismissal from New Oriental. Violation of the Policy might expose the violator to severe criminal penalties as well as civil liability to any person injured by the violation. The monetary damages flowing from a violation, as well as the attorney’s fees of the persons injured, could exceed the profit realized by the violator.

This Statement applies to all officers, directors, employees and consultants of New Oriental and its subsidiaries and affiliated entities and extends to all activities within and outside an individual’s duties at New Oriental. Every director, officer, management employee and appropriate third party consultant must review this Statement.

Questions regarding the Statement should be directed to the Chief Financial Officer “Compliance Officer” at [***] (phone) or [***] (email).

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II.

POLICIES PROHIBITING INSIDER TRADING

For purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options or other share-based awards granted by the Company and the exercise of options or vesting of other share-based awards, if applicable, that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth below. The Policy does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold common shares or ADSs subject to an option or other award to satisfy tax withholding requirements.

A.

No Trading - No officer, director, employee or consultant shall purchase or sell any type of security of the Company or enter into a binding security trading plan (a “Trading Plan”) while in possession of material, non-public information relating to New Oriental, its ADSs, Common Shares or other securities (the “Material Information”).

In the event that the Material Information possessed by you relates to the ADSs, the Common Shares or other Company Securities, the above policy will require waiting for at least twenty-four (24) hours after public disclosure of the Material Information by the Company, which twenty-four (24) hours shall include in all events at least one full Trading Day on the NYSE or the Hong Kong Stock Exchange following such public disclosure. The term “Trading Day” is defined, (i) in relation to the NYSE, as a day on which the NYSE is open for trading, and (ii) in relation to the Hong Kong Stock Exchange, as a day on which the Hong Kong Stock Exchange is open for trading. Except for public holidays in the U.S., the NYSE’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday. Except for public holidays in Hong Kong, The Hong Kong Stock Exchange’s regular trading hours are from 9:30 a.m. to 4.00 p.m., Hong Kong time, Monday through Friday.

In addition, no officer, director, employee or consultant shall purchase, sell any Company Securities or enter into Trading Plan, without the prior clearance by the Compliance Officer, during any period designated as a “limited trading period,” regardless of whether such officer, director, employee or consultant possesses any Material Information. The Compliance Officer may declare limited trading periods at the times that he or she deems appropriate, and need not provide any reason for making a declaration.

Furthermore, all transactions in Company Securities (including without limitation, acquisitions and dispositions of the ADSs, the Common Shares and the sale of Common Shares/ADSs issued upon exercise of stock options, but excluding the acceptance of options granted by the Company and the exercise of options that does not involve the sale of securities) by officers, directors and key employees designated by the Company from time to time must be pre-approved by the Compliance Officer.

Please see Section III below for an explanation of the Material Information.

B.

Trading Window – Assuming none of the “no trading” restrictions set forth in Section II-A above applies, no officer, director, employee or consultant shall purchase or sell any Company Securities of New Oriental or enter into a binding security Trading Plan other than during the “Trading Window” as follows: the period in any fiscal quarter of New Oriental commencing at the close of business on the first Trading Day following the date of New Oriental’s public disclosure of its financial results for the prior year, half-year or quarter, as applicable, and ending on June 1, September 1, December 1 and March 1, as the case may be.

In other words, the following restrictions shall apply based on New Oriental’s public disclosure of its financial results for the prior year, half-year or quarter, as applicable,

(1)

beginning on June 1 of each year, no officer, director, employee or consultant shall purchase or sell any Company Securities of New Oriental or enter into a binding security Trading Plan until the close of business on the first Trading Day following the date of New Oriental’s public disclosure of its financial results for the fiscal year ended on May 31 of the same year,

(2)

beginning on December 1 of each year, no officer, director, employee or consultant shall purchase or sell any Company Securities of New Oriental or enter into a binding security Trading Plan until the close of business on the first Trading Day following the date of New Oriental’s public disclosure of its financial results for the prior fiscal quarter and six months ended on November 30 of that year, respectively.

(3)

beginning on September 1 and March 1 of each year, respectively, no officer, director, employee or consultant shall purchase or sell any Company Securities of New Oriental or enter into a binding security Trading Plan until the close of business on the first Trading Day following the date of New Oriental’s public disclosure of its financial results for the prior fiscal quarter ended on August 31 and February 28 of that year, respectively.

If New Oriental’s public disclosure of its financial results for the prior period occurs on a Trading Day more than four hours before the NYSE or the Hong Kong Stock Exchange closes (as appropriate), then such date of disclosure shall be considered the first Trading Day following such public disclosure.

Please note that trading in Company Securities during the Trading Window is not a “safe harbor,” and all officers, directors, employees and consultants should strictly comply with all the policies set forth in this Statement.

When in doubt, do not trade! Check with the Compliance Officer first.

C. No Tipping - No officer, director, employee or consultant shall directly or indirectly disclose any Material Information to anyone who trades in Company Securities (so-called “tipping”) while in possession of such Material Information, regardless of whether the person or entity who receives the information, the “tippee,” is related to you and regardless of whether you receive any monetary benefit from the tippee.

D. Confidentiality - No officer, director, employee or consultant shall communicate any Material Information to anyone outside the Company under any circumstances unless approved by the Compliance Officer in advance, or to anyone within the Company other than on a need-to-know basis.

E. No Comment - No officer, director, employee or consultant shall discuss any internal matters or developments of New Oriental with anyone outside of New Oriental, except as required in the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about New Oriental or its Company Securities by the financial press, investment analysts or others, or any requests for comments or interviews, you should decline comment and direct the inquiry or request to the Compliance Officer.

F. Corrective Action - If any potentially Material Information is inadvertently disclosed, any officer, director, employee or consultant should notify the Compliance Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

G. Rule 10b5-1 Trading Plans - Rule 10b5-1 provides an affirmative defense against insider trading liability under U.S. securities laws. A person subject to this Policy can rely on this defense and trade in the Company’s securities, regardless of their awareness of inside information, if the transaction occurs pursuant to a pre-arranged written Trading Plan that was entered into when the person was not in possession of material non-public information and that complies with the requirements of Rule 10b5-1.

Anyone subject to this Policy who wishes to enter into a Trading Plan must submit the Trading Plan to the Compliance Officer for approval at least two business days prior to the planned entry into the Trading Plan. Trading Plans may not be adopted by a person when he or she is in possession of material non-public information about the Company or its securities and must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).

Once a Trading Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date(s) of the trade(s). You may amend or replace a Trading Plan only during periods when trading is permitted in accordance with this Policy, and you must submit any proposed amendment or replacement of a Trading Plan to the Compliance Officer for approval prior to adoption. You must provide notice to the Compliance Officer prior to terminating a Trading Plan. You should understand that a modification or termination of a Trading Plan may call into question your good faith in entering into and operating the plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).

III.

EXPLANATION OF INSIDER TRADING

As noted above, “insider trading” refers to the purchase or sale of a security while in possession of “material” “non-public” information relating to the security, or the leakage of such information. “Company Securities” include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments (including the ADSs trading on the NYSE and the Common Shares trading on The Stock Exchange of Hong Kong). “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants or puts, calls or other options related to a security. It is generally understood that insider trading includes the following:

•	Trading by insiders while in possession of material, non-public information;

•

Trading by persons other than insiders while in possession of material, non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; or

•	Communicating or tipping material, non-public information to others, including recommending the purchase or sale of a security while in possession of such information.

As noted above, for purposes of this Statement, the terms “purchase” and “sell” of Company Securities exclude the acceptance of options or other share-based awards granted by the Company and the exercise of options or vesting of other share-based awards that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth in this Statement.

A.	WHAT FACTS ARE MATERIAL?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the securities. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.

Examples of material information include (but are not limited to) information concerning:

•	dividends;

•	corporate earnings or earnings forecasts, or changes to previously released earnings announcements or guidance;

•	changes in financial condition or asset value;

•	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;

•	significant new contracts or the loss of a significant contract;

•	significant new products or services;

•	significant marketing plans or changes in such plans;

•	capital investment plans or changes in such plans;

•	material litigation, administrative action or governmental investigations or inquiries about the Company or any of its affiliated companies, officers or directors;

•	significant borrowings or financings;

•	defaults on borrowings;

•	new equity or debt offerings;

•	adoption of repurchase plans or amendment of existing repurchase plans;

•	significant personnel changes;

•	a cybersecurity incident or risk that may adversely impact the Company’s business, reputation or share value;

•	changes in accounting methods and write-offs; and

•	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: when in doubt, do not trade.

B.	WHAT IS NON-PUBLIC?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press, PR Newswire or United Press International, filings with the Securities and Exchange Commission or publications on the website of The Stock Exchange of Hong Kong. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately forty-eight (48) hours following publication as a reasonable waiting period before such information is deemed to be public.

C.	WHO IS AN INSIDER?

“Insiders” include officers, directors, employees and consultants of a company and anyone else who has material inside information about a company. Insiders have independent fiduciary duties to their company and its stockholders not to trade on material, non-public information relating to the company’s securities. All officers, directors, employees and consultants of the Company should consider themselves insiders with respect to material, non-public information about business, activities and securities. Officers, directors, employees and consultants may not trade the Company’s securities while in possession of material, non-public information relating to the Company nor tip (or communicate except on a need-to-know basis) such information to others.

It should be noted that trading by members of an officer’s, director’s, employee’s or consultant’s household can be the responsibility of such officer, director, employee or consultant under certain circumstances and could give rise to legal and Company-imposed sanctions.

D.	TRADING BY PERSONS OTHER THAN INSIDERS

Insiders may be liable for communicating or tipping material, non-public information to a third party (“tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, non-public information tipped to them or individuals who trade on material, non-public information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material, non-public information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

E.	PENALTIES FOR ENGAGING IN INSIDER TRADING

Penalties for trading on or tipping material, non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The Securities and Exchange Commission (“SEC”) and Department of Justice in the United States have made the civil and criminal prosecution of insider trading violations a top priority. The Securities and Futures Commission (“SFC”) in Hong Kong also regularly prosecutes individuals for insider trading. See Section F below for more information. Enforcement remedies available to the government or private plaintiffs under the federal securities laws in the United States include:

•	SEC administrative sanctions;

•	Securities industry self-regulatory organization sanctions;

•	Civil injunctions;

•	Damage awards to private plaintiffs;

•	Disgorgement of all profits;

•	Civil fines for the violator of up to three times the amount of profit gained or loss avoided;

•

Civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of approximately US$2,500,000 or three times the amount of profit gained or loss avoided by the violator;

•	Criminal fines for individual violators of up to US$1,000,000 (US$25,000,000 for an entity); and

•	Jail sentences of up to 20 years.

In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the federal securities laws: other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), also may be violated upon the occurrence of insider trading.

F.	PROHIBITION OF MARKET MISCONDUCT IN HONG KONG

Market misconducts prohibited by the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) include insider dealing, false trading, price rigging, stock market manipulation, disclosure of information about prohibited transactions, and disclosure of false and misleading information. Market misconducts may result in civil action or criminal prosecution, but a party in breach will not be penalized repeatedly for the same act.

Insider dealing provisions contained in the SFO (primarily Section 270 of the SFO) prohibit any person in connection with the company who is in possession of the relevant information from dealing in or procuring other persons to deal in the securities of the company. Further, these persons are prohibited from disclosing the relevant information to other persons who may trade in the securities of the company.

The relevant principles of insider dealing and inside information are largely similar to principles of non-public information (as set out above); please note that the Company is not exempt from the market misconduct and insider dealing provisions of the SFO. For further details, please refer to the SFO and the Guidelines on Disclosure of Inside Information issued by the Securities and Futures Commission.

Section 307A(1) of the SFO defines “inside information” in relation to a listed corporation. The three key elements in the concept of inside information are:

(a) the information about the particular corporation must be specific;

(b) the information must not be generally known to that segment of the market which deals or which would likely deal in the corporation’s securities; and

(c) the information would, if so known, be likely to have a material effect on the price of the corporation’s securities.

“Insider dealing” is when any person connected with the company holds the relevant information (being inside information, as described above) in relation to the company deals in the listed securities or derivatives of the company (or in the listed securities or derivatives of a related corporation of the company) or counsels or procures another person to deal in such securities or derivatives, knowing or having reasonable cause to believe that such other persons will deal in them.

In particular, Sections 270 and 291 of the SFO set out certain occasions and offences of insider dealing. Insider dealing in relation to a listed corporation takes place when:

•	Person with inside information deals in shares of a corporation with which he is connected – Sections 270(1)(a) and 291(1)

•	Bidder of take-over offer (being inside information) deals in shares of target – Sections 270(1)(b) and 291(2)

•	Person connected with a corporation discloses inside information about that corporation – Sections 270(1)(c) and 291(3)

•	Bidder of take-over offer leaks take-over information – Sections 270(1)(d) and 291(4)

•	Recipient of inside information from a person connected with a corporation deals in shares of that corporation – Sections 270(1)(e) and 291(5)

•	Recipient of inside information about a take-over from bidder deals in shares of the target – Sections 270(1)(f) and 291(6)

•	Person with inside information facilitates or discloses such information to facilitate dealing on an overseas market – Sections 270(2) and 291(7)

Section 279 of the SFO imposes a duty on all officers of a corporation to take reasonable measures to ensure that proper safeguards exist to prevent the corporation from acting in a way which would result in the corporation perpetrating any market misconduct. Under Section 258 of the SFO, where a corporation has been identified as having been engaged in market misconduct and the market misconduct is directly or indirectly attributable to a breach by any person as an officer of the corporation of the duty imposed on him under Section 279, the Market Misconduct Tribunal of Hong Kong may make one or more of the orders in respect of that person even if that person has not been identified as having engaged in market misconduct himself.

G.	INDIVIDUAL RESPONSIBILITY TO COMPLY WITH POLICY

Regardless of whether New Oriental has recommended a trading window to an individual, such individual is responsible for complying with this Policy. In any case, an individual should make appropriate judgments in connection with any transaction in Company Securities and carefully consider whether they are aware of any material inside information before such transaction. An individual may, from time to time, be required to forego a proposed transaction in Company Securities even if he or she planned to make the transaction before learning material non-public information and even though he or she may suffer economic loss or forego anticipated profit by waiting. Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by the person whose transactions are subject to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in the Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws concerning trading while in possession of material non-public information as if the transactions were for your own account.

H.	INSIDE INFORMATION OF OTHER COMPANIES

This Policy and the guidelines described herein also apply to material non-public information relating to other companies, , including the Company’s customers, vendors and suppliers (“Business Partners”), especially when that information is obtained in the course of employment with, or other services performed by, or on behalf of, the Company. Trading inside information about Business Partners of New Oriental may result in civil and criminal punishments, as well as disciplinary sanctions, including termination of the employment relationship for such reason. Each individual should treat material non-public information about Business Partners of New Oriental with the same caution in accordance with the requirements for information directly related to New Oriental.